Exhibit (a)(5)(B)

Natrol, Inc.

December 13, 2007

Dear Optionholder:

As previously announced, on November 18, 2007, Natrol, Inc. (the “Company”), Plethico Pharmaceuticals Limited (the “Acquiror”), and Nutra Acquisition Company, Inc., a wholly-owned subsidiary of Acquiror (“Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Sub will be merged with and into the Company and the Company will become an indirect wholly-owned subsidiary of Acquiror (the “Merger”). The Merger will become effective at the closing of the Merger in accordance with the Merger Agreement (the time at which it will become effective, the “Effective Time”). In the Merger, each outstanding share of the Company’s common stock will be converted into the right to receive a cash payment determined in accordance with the Merger Agreement (the “Per Share Price”).

Pursuant to the Merger Agreement, all of the outstanding and unexpired options to purchase shares of the Company’s common stock, whether vested or unvested, (the “Options”) will be cancelled and you will be entitled to receive at the Effective Time, the excess, if any, of the Per Share Price over the exercise price per share subject to such Option, as may be reduced for applicable withholding taxes. Our records indicate that you currently hold one or more Options under the Company’s Amended and Restated 1996 Stock Option and Grant Plan and/or the 2006 Stock Option and Incentive Plan (together, the “Plans”). The Plans provide that subject to the consummation of the Merger you are entitled to exercise all of your Options effective as of immediately prior to the Effective Time, and receive the excess, if any, of the Per Share Price over the exercise price per share subject to such Option, as may be reduced for applicable withholding taxes.

For example, if you have been granted 10,000 options which are still outstanding at the time of the Merger, of which 2,000 options are vested and 8,000 options are unvested, you will be entitled to exercise all 10,000 options subject to consummation of the Merger. If the exercise price of each option is $2.00, as part of the transaction you would receive $24,000 which equals $4.40 minus $2.00 multiplied by 10,000 option shares. However, please note that any options, whether or not vested, where the exercise price is $4.40 or more, will not result in any payment to you.

In order to (i) facilitate the exercise and termination of the Options in connection with the Merger, and (ii) permit you to avoid making an irrevocable payment of the aggregate exercise price to the Company for the Options, Acquiror is willing to “cash-out” the Options or permit the conditional exercise pursuant to the attached Option Termination Election (the “Option Termination Election”) which, if you desire to elect the treatment of your unvested Options, you should complete, sign and return as soon as possible.

We presume most Optionholders will elect the Cash-Out Payment described in paragraph 1 of the Option Termination Election because the Cash-Out Payment, whether applied to vested or unvested Options, does not require the payment of an exercise price and deducts this without further action on your part (while cashless exercise may be available through a broker assisted sale of Company shares on the market, this type of exercise is generally limited to vested options and is irrevocable).

While in most instances it may appear more convenient for you to accept the Cash-Out Payment, you do not have to do so. You have the right under the Plans to exercise Options without the Option Termination Election. The only way to exercise unvested Options that accelerate under the Merger Agreement is to return the Option Termination Election and elect the Exercise for Cash alternative in the space indicated on the last page thereof. If you do not elect the Cash-Out Payment, you can exercise both vested and non-vested options using the Option Termination Election and attaching a check for the exercise price under the Options.

Any stock to which you are entitled as a result of the Exercise for Cash alternative described in paragraph 2 of the Option Termination Election will be cancelled pursuant to the Merger Agreement and you will receive the Per Share Price. Exercise pursuant to the Option Termination Election will be conditioned upon the closing of the Merger. Thus, if the Merger does not occur, the exercise pursuant to said Option Termination Election will be ignored, the check, if any, attached to the Option Termination Election will be returned to you and your unvested options will continue to vest in accordance with the Option agreement.

While the Company is not providing financial or tax advice, and you should consult your tax and financial and legal advisors, you should note that, if you hold an incentive stock option (“ISO”) there might be certain tax advantages to actually exercising options pursuant to the Exercise for Cash alternative described in paragraph 2 of the Option Termination Election (or pursuant to the broker assisted cashless exercise program—though again, unvested options may not be exercised other than through the use of the attached Option Termination Election form).

The above information is only a summary of the treatment of outstanding Options in the Merger. In the event of any conflict or consistencies between (i) this letter or the recitals of the Option Termination Election and (ii) the Merger Agreement or the Schedule TO and the accompanying letter of transmittal filed by Acquiror and Sub and the Schedule 14d-9 filed by the Company with the Securities and Exchange Commission (the “Tender Offer Documents”), the Tender Offer Documents (which are available for free at www.sec.gov) will govern.

THE DECISION WHETHER OR NOT TO EXERCISE YOUR OPTIONS IS ENTIRELY YOURS. IF NO ELECTION IS MADE, THE CASH-OUT PAYMENT WILL

BE APPLIED TO YOUR OPTIONS AS A DEFAULT. NEITHER THE COMPANY NOR THE ACQUIROR IS MAKING ANY RECOMMENDATION EITHER WAY. YOU SHOULD SEEK THE ADVICE OF YOUR FINANCIAL PLANNING AND TAX ADVISORS BEFORE MAKING YOUR ELECTION.

YOUR CHOICE OF WHAT ELECTION YOU MAKE COULD HAVE SIGNIFICANT TAX CONSEQUENCES TO YOU—YOU ARE URGED TO CONSULT YOUR TAX ADVISOR.

If you have any questions regarding the treatment of your outstanding Options, you may contact Dennis R. Jolicoeur, Chief Financial Officer, Treasurer and Executive Vice President of Natrol, at (818)739-6000.

Thank you.

Very truly yours,

/s/ Dennis R. Jolicoeur

Dennis R. Jolicoeur,

Chief Financial Officer, Treasurer and Executive Vice President of Natrol, Inc.

IRS Circular 230 Disclosure. To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax information contained in this summary is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

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